Exhibit 99.1

Scinai Immunotherapeutics Receives Nasdaq Notification Regarding Minimum Bid Price

JERUSALEM, March 16, 2026 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (“Scinai” or the “Company”), today announced that it received a written notification from the Nasdaq Listing Qualifications Department on March 12, 2026 indicating that the Company is not in compliance with the Nasdaq Capital Market’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the American Depositary Shares (“ADSs”) was below $1.00 per share for 30 consecutive business days.

The notification has no immediate effect on the listing or trading of the Company’s ADSs on the Nasdaq Capital Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until September 8, 2026, to regain compliance with the minimum bid price requirement. If at any time during this period the closing bid price of the ADSs is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed.

The Company will continue to monitor the closing bid price of its ADSs and evaluate available options to regain compliance with the Nasdaq minimum bid price requirement.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company focused on the development of innovative immunology therapies. The Company is advancing a pipeline of therapeutic candidates licensed from the Max Planck Society and from PinCell S.r.l.

Scinai also owns Scinai Biopharma Services Ltd., a contract development and manufacturing organization (CDMO), providing development and manufacturing services to biotechnology and pharmaceutical companies.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, among other things, statements regarding the Company’s ability to regain compliance with the Nasdaq minimum bid price requirement and the Company’s evaluation of available options to achieve such compliance. Words such as “expects,” “intends,” “plans,” “believes,” “may,” “will,” “anticipates,” “estimates,” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation, market conditions affecting the trading price of the American Depositary Shares and the Company’s ability to meet the continued listing requirements of The Nasdaq Capital Market. More detailed information regarding these and other risks and uncertainties is included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 7, 2025, and in the Company’s subsequent filings with the SEC.

Forward-looking statements speak only as of the date of this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

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